UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 20, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pareteum Corporation

File No. 001-35360 - CF#37423

Pareteum Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2019.

Based on representations by Pareteum Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.38	through February 26, 2022
Exhibit 10.39	through February 26, 2022
Exhibit 10.40	through February 26, 2022
Exhibit 10.41	through February 26, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary